UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                    December
10, 2019
St. John Daugherty
Secretary
Verso Corporation
8540 Gander Creek Drive
Miamisburg, Ohio 45342

        Re:     Verso Corporation
                Amendment No. 1 to preliminary proxy statement filing on
Schedule 14A
                Filed as a PRER14A on December 9, 2019 by Verso Corporation File No. 001-34056

Dear Ms. Daugherty,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Amendment No. 1 to Schedule 14A

When will I be asked to vote on the proposed sale of two mills announced by Verso..., page 7

1. The disclosure represents that the proposed sale price of the two mills is "$400 million, subject to post-closing adjustments." At present, the disclosure implies that Verso will be receiving $400 million in exchange for the mills and that the final amount of proceeds might increase or decrease by an amount that is immaterial. Please advise us, with a view toward revised disclosure, of the nature and amount of known, quantifiable post-closing adjustments.

Background of the Solicitation | Chronology, page 11

2. The disclosure indicates that on April 4, 2018, Twin Rivers announced the acquisition of a paper mill located in Pine Bluff, Arkansas. Please revise to clarify that the announcement related only to the execution of a definitive agreement to acquire the mill as distinguished from the completion of an acquisition.
 St. John Daugherty
Verso Corporation
December 10, 2019
Page 2

3. Please qualify the statement regarding "the lack of Twin Rivers audited financials was previously undisclosed to Verso" to indicate, if true, that Verso was aware of the existence of
   Canadian GAAP audited financial statements for Twin Rivers.

Eugene I. Davis, Page 33

4. Item 401 of Regulation S-K requires Verso to indicate any other directorships held, including during the past five years, by any proposed nominee. The disclosure, however, indicates that as of the date of the annual meeting, Mr. Davis "anticipates" he will be serving as a director on only four public companies. Given that Item 401 does not permit estimates, please disclose the exact number. Please also reconcile the description of Mr. Davis' directorships that Verso provided with the description of his background included in the prospectus filed pursuant to Rule 424(b)(3) by Mosaic Acquisition Corp. on December 3, 2019.

General

5. Disclosure throughout the proxy statement states that Lapetus has notified Verso that "it intends to nominate" director candidates or otherwise implies that the nomination has not yet occurred by expressing that Verso is only aware of an "intent" currently held by Lapetus.
   Notwithstanding the fluidity of the process, please revise to remove the implication that
   Lapetus has yet to nominate candidates to serve on Verso's Board of Directors, or advise.

6. Disclosure throughout the proxy statement also indicates that the Lapetus candidates for director would be nominated "in opposition to the nominees" recommended by Verso's
   Board of Directors. Use of this formulation implies that Lapetus is soliciting against all of
   Verso's director nominees. Now that more information has become publicly available regarding the degree to which Lapetus may oppose certain of Verso's candidates, please revise to remove the impression that the three candidates presented in the proxy statement filed by Lapetus have been introduced as an alternative to the entire slate of Verso nominees.

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions
cc:    Alice Hsu, Esq.